Exhibit 21.1

List of Significant Subsidiaries of

Aligos Therapeutics, Inc.

Name	Jurisdiction of Incorporation or Organization
Aligos Belgium BV	Belgium
Aligos Australia Pty LTD	Australia
Aligos Therapeutics (Shanghai) Co. Ltd.	China